December 31, 2012

VIA EDGAR

Ms. Kimberly A. Browning

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:

Forum Funds:

Merk Absolute Return Currency Fund

Merk Currency Enhanced U.S. Equity Fund

(File Nos. 811-03023 and 2-67052)

Dear Ms. Browning:

On November 1, 2012, Forum Funds (the “Registrant”) filed Post-Effective Amendment No. 384 (“PEA 384”) to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) to reflect new and revised disclosures in the prospectus and statement of additional information (together, the “Offering Documents”) for the Merk Absolute Return Currency Fund (“Absolute Return Fund”) and the Merk Currency Enhanced U.S. Equity Fund (the “Currency Enhanced Fund” together with the Absolute Return Fund, the “Funds”) (accession number 0001435109-12-000281).

Following below is a summary of the comments you provided via telephone on Tuesday, December 17, 2012 regarding PEA 384 and the Registrant’s responses to those comments.  Defined terms used below have the same meanings as in the Funds’ Offering Documents in PEA 384.  The changes to the Funds’ Offering Documents as described below have been included in PEA No. XXX filed on December 31, 2012 pursuant to Rule 485(b) under Regulation C under the Securities Act of 1933 Act.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; (3) staff action in declaring the registration statement effective does not relieve the Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in its registration statement and (4) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
December 31, 2012

Prospectus

General

1.

COMMENT:  Please confirm that all principal investment strategies and risks of the Funds are summarized in Item 4 or revise the disclosure accordingly. See Item 4 of Form N-1A. In this regard, please specifically advise the staff whether leverage is a principal strategy. The disclosure in the Statement of Additional Information (“SAI”), as well as the fundamental policies of the Funds, permits it to leverage to the fullest extent permitted under the 1940 Act. If the Funds do not intend to utilize leverage, please revise the Funds’ Statement of Additional Information to include the anti-leverage carve-out e.g. include a non-fundamental investment limitation stating: “A Fund will not purchase additional investment securities while outstanding borrowings exceed 5% of the value of its total assets” or otherwise state in the Funds’ Statement of Additional Information that the Funds have no current intent to create leverage.

RESPONSE: The Registrant confirms that all principal investment strategies and risks of the Funds are summarized in Item 4. The Registrant directs the staff to the disclosure under the Leverage Transactions paragraph under the Investment Policies and Risks section of the SAI, which sets forth the Funds’ intent to engage in leverage transactions.

Investment Objective

2.

COMMENT: The Currency Enhanced Fund seeks to generate “total return” by investing in securities and instruments that create exposure to U.S. equities and currencies. Please describe in the prospectus how the Currency Enhanced Fund generates the income component of “total return” or explain in your response why income should not be a component of “total return” as described in the Currency Enhanced Fund’s investment objective.

RESPONSE: The Currency Enhanced Fund is a fund whose investment objective is to generate total return by investing in securities and instruments that create exposure to U.S. equities and currencies.  The Currency Enhanced Fund derives income from its investments in S&P 500 securities, as well as index-based ETFs and other investment companies that track the S&P 500, that produce dividends.  In addition, the foreign currency contracts in which the Currency Enhanced Fund invests generate income.  The Registrant notes that the current disclosure states that the “Fund seeks to generate total return by managing the currency exposure associated with investments in U.S. equities and financial instruments that provide exposure to the S&P 500.”  The Registrant believes that including a separate statement regarding the income component of “total return” would overemphasize the role income plays in seeking total return.  Accordingly, the Registrant respectfully declines the staff’s comment.

U.S. Securities and Exchange Commission
December 31, 2012

Fee and Expenses

3.

COMMENT: Please confirm to the staff that a separate Acquired Fund Fees and Expenses sub-caption is not required in the Funds’ fee tables because acquired fund fees and expenses is estimated to be less than one basis point and that the estimated amount will be included in “other” expenses, or revise the table accordingly. See Instruction 3(f)(i) to Item 3 of Form N-1A.

RESPONSE: The Registrant confirms that a separate Acquired Fund Fees and Expenses sub-caption is not required in the Absolute Return Fund’s fee table because acquired fund fees and expenses are estimated to be less than one basis point. The Registrant further confirms that any estimated acquired fund fees and expenses will be included in “other” expenses of the Absolute Return Fund’s fee table. The Currency Enhanced Fund’s acquired fund fees and expenses exceed one basis point and the Currency Enhanced Fund’s fee table already contains the subcaption required by Item 3 of Form N-1A.

4.

COMMENT: Please remove footnote 1 to the Currency Enhanced Fund’s fee table or otherwise state the authority under with which it is permitted to be disclosed. If applicable, revise the footnote to further explain the term.

RESPONSE:

The Registrant notes that the Currency Enhanced Fund is permitted to disclose any fee reimbursement or fee waiver arrangement in place for the Fund pursuant to Item 3, Instruction 3(e) of the Form N-1A.  In this regard, the Adviser to the Currency Enhanced Fund has entered into an Operating Agreement with the Registrant that serves as a fee reimbursement and/or fee waiver arrangement under which the Fund’s Other Expenses except the investment advisory fees are fixed at 0.33%. The Operating Agreement remains in effect as long as the Adviser serves as the Adviser to Currency Enhanced Fund.  The Registrant has revised the footnote 1 to the fee table to further explain the term of the Operating Agreement.

Portfolio Turnover

5.

COMMENT: Please confirm to the staff that the Funds’ portfolio turnover was 0% of the average value of the Funds portfolio. See Instruction 5 to Item 3 of Form N-1A.

RESPONSE: The Registrant confirms that each Fund’s portfolio turnover rates were 0% of the average value of each Fund’s portfolio.

6.

COMMENT: In the Absolute Return Fund’s prospectus, please move the last sentence in the Portfolio Turnover section to appear after Item 8 disclosure. See Instruction 5 to Item 3 of Form N-1A.

U.S. Securities and Exchange Commission
December 31, 2012

RESPONSE: The Registrant respectfully declines this comment because the Registrant believes it is material information for an investor to understand that although each Fund’s portfolio turnover rates were 0%, each Fund incurred transaction costs not reflected through the portfolio turnover rate shown in the prospectus.

7.

COMMENT: In the Currency Enhanced Fund’s prospectus, please provide the portfolio turnover rate for a full fiscal year. See Instruction 5 to Item 3 of Form N-1A.

RESPONSE: The disclosure is consistent with Item 3 disclosure as the Currency Enhanced Fund has not been operational for a full fiscal year as of the date of the Offering Documents.

Principal Investment Strategies

8.

COMMENT: Please disclose under what circumstances the Funds will sell their portfolio investments.

RESPONSE: The Registrant notes that disclosure of the circumstances under which the Funds will sell their portfolio investments is not required nor permitted by Item 4 of the Form N-1A.

9.

COMMENT: Please explain in plain English the meaning of the word “equivalent” in the Currency Enhanced Fund’s prospectus that states the “[Currency Enhanced] Fund intends to obtain investment exposure to the S&P 500 equivalent to the value of its net assets by investing in…” Is such investment exposure correlated to the S&P 500?

RESPONSE: The Registrant has revised the disclosure to address the staff’s comment.

10.

COMMENT: Please explain the Adviser’s “analysis of monetary policies pursued by central banks and economic environments,” which is set forth in the Principal Investment Strategies sections for each Fund.

RESPONSE: The Registrant has provided additional disclosure clarifying the Adviser’s process in selecting investments for the Fund as appropriate in accordance with the staff’s comment.

11.

COMMENT: May the Funds obtain exposure to a currency if the government’s policy is to constrain the appreciation of value? If so, explain how that is consistent with the Fund’s objective.

U.S. Securities and Exchange Commission
December 31, 2012

RESPONSE: The Registrant has been advised by the Adviser that such factors are not separately relevant to achieving either Fund’s investment objective.

12.

COMMENT: The Funds invest in debt securities denominated in foreign currencies. Please disclose what types of entities will issue the debt securities. The SAI refers to convertible securities. Does the Fund consider securities convertible into debt to constitute debt? May the Fund invest in securities convertible into common shares and, if so, will it continue to hold common shares?

RESPONSE: The Registrant has provided additional disclosure concerning issuers of debt securities as appropriate in accordance with the staff’s comment. The Fund may invest in securities convertible into common shares and may continue to hold common shares, although neither represents a principal investment strategy of the Fund.

13.

COMMENT: Please summarize each type of exchange traded product (“ETP”) in which the Funds will invest along with all principal risks. Please disclose that only ETFs are regulated under the 1940 Act, and that other ETPs are not subject to the investor protection provisions under the 1940 Act. The disclosure in the prospectus and SAI further state that the Funds may invest in ETPs sponsored by Merk or its affiliates and “may” waive certain fees and expenses. Please clarify the disclosures. When will Merk waive fees and expenses and specify the extent to which there may be duplication of fees and expenses. Also, disclose any conflicts of interest involved.

RESPONSE: The Registrant has revised the disclosure consistent with the staff’s comments.

14.

COMMENT: The Absolute Return Fund invests in “high quality” debt securities, in securities issued by “entities with an outstanding unsecured debt issue rated in the top three ratings” by a nationally recognized statistical ratings organization and in debt securities considered of comparable quality by the Adviser. The disclosure could be considered to permit the Absolute Return Fund to invest in other securities issued by such an entity that may not be in the top three ratings but considered by the Adviser to be in the top three ratings categories. Please clarify the disclosure to state that the Absolute Return Fund’s investments will be in the three top ratings, or determined to be of comparable quality if unrated. Will the Absolute Return Fund invest in unsecured debt? In addition, please disclose the Absolute Return Fund’s policy with respect to its securities holdings when they are downgraded. Will the Absolute Return Fund sell such securities? Also, the language of the prospectus suggests that the Absolute Return Fund will only invest in debt securities rated in the top three categories, yet the SAI discloses the Fund may invest in junk bonds. Please revise the disclosure to clarify the Absolute Return Fund’s strategies.

U.S. Securities and Exchange Commission
December 31, 2012

RESPONSE: The Registrant has confirmed that the Absolute Return Fund may invest in securities considered of comparable quality by the Adviser.  The Registrant notes that there is no regulatory requirement that the Fund invest only in securities rated by an agency.

The Registrant confirms that the Absolute Return Fund may invest in unsecured debt, and believes that existing disclosure is sufficient as a number of fixed income securities types are commonly understood to be unsecured. The Registrant respectfully declines to revise disclosure concerning investment in junk bonds, which is not a principal investment strategy of the Absolute Return Fund. The Registrant has provided additional disclosure concerning the sale of securities no longer considered to be of high credit quality.

15.

COMMENT:  Please confirm the Absolute Return Fund does not purchase or sell currencies as part of its 80% policy or otherwise revise the disclosure.

RESPONSE: The Registrant notes that the Absolute Return Fund 80% investment policy permits the Fund to invest at least 80% of its net assets in money market instruments and high quality debt securities denominated in a currency to which the Fund seeks exposure or in a combination of U.S. dollar denominated securities and forward currency contracts that expose the Fund to such currencies.  Notwithstanding this, the disclosure has been revised to state that the Fund invests primarily in securities.

16.

COMMENT:  Please confirm the Absolute Return Fund is not exposed to currencies of emerging markets as a principal strategy or otherwise revise the disclosure. How does the Adviser determine location of an issuer? For example, where the security is principally traded or where the issuer is incorporated. See Rule 35d-1.

RESPONSE: The Registrant confirms that the Absolute Return Fund is not currently invested in currencies of emerging markets at this time.  The Registrant notes that the location of an issuer is not necessarily relevant for disclosure purposes due to the fact that international or global is not included in the name or strategy of the Fund and that the Fund’s strategy relates to absolute returns, meaning that it can invest wherever to obtain positive returns.

17.

COMMENT:  What is the minimum number of currencies the Funds may have exposure to? Maximum? For purposes of the Funds’ principal strategies, what are the specific currencies in which the Funds seek exposure or, if applicable, the geographic regions, the Funds seek exposure?  Please disclose the attendant risks.

U.S. Securities and Exchange Commission
December 31, 2012

RESPONSE: The Registrant notes that there are no minimum or maximum number of currencies in which the Funds may invest.  The Registrant further notes that the disclosure in the Principal Investment Strategies and the Additional Information Regarding Principal Investment Strategies sections for each Fund does not otherwise imply a minimum or maximum.  Further, please see the Registrant’s response to Comment 29.

18.

COMMENT:  The Principal Investment Strategies section for the Currency Enhanced Fund states that: “The Adviser will seek to actively manage the currency exposure associated with the broad U.S. equities markets by seeking exposure to the currencies of countries that, in the Adviser's opinion, have liquid currency markets.” Please revise the disclosure to explain the meaning of “liquid.”

RESPONSE: The Registrant has revised the disclosure consistent with the staff’s comment.

19.

COMMENT:  Please use plain English to revise the Absolute Return Fund’s disclosure that states “the Adviser may employ derivatives to shift the Fund's currency exposure to reflect an evolution in the analysis of the strategic and tactical considerations.”

RESPONSE: The Registrant respectfully declines the staff’s comment as the statement is clear in the context of the discussion of the Principal Investment Strategies section.  In that section, it is noted that the Adviser makes currency exposure allocations based on quantitative and qualitative analysis in the context of strategic and tactical considerations. The disclosure then goes on to explain what is meant by both strategic and tactical considerations as well as quantitative and qualitative analysis.  Following that discussion, the statement noted above is made.

20.

COMMENT:  The Currency Enhanced Fund’s prospectus does not disclose that it may invest in ETPs yet the statutory risks disclose that “each Fund” may invest in ETPs. Please revise the principal strategies or the risks accordingly.

RESPONSE: The Registrant notes that such disclosure is currently included in the prospectus.  Please see the disclosure in the fourth paragraph under the Principal Investment Strategies section for the Currency Enhanced Fund.

21.

COMMENT: The Absolute Return Fund’s prospectus states that the Adviser selects instruments that create a “liquid” portfolio of short duration. Please describe the term liquid in this context. What are the criteria used to determine liquidity?

RESPONSE: The Registrant notes that the disclosure immediately following the above-referenced statement in the Principal Investment Strategies section for the

U.S. Securities and Exchange Commission
December 31, 2012

Absolute Return Fund states that “the Adviser typically maintains a weighted average portfolio maturity of less than eighteen months and buys money market and other short-term debt instruments that are issued by entities with an outstanding unsecured debt issue rated in the top three ratings by U.S. nationally recognized services or that the Adviser considers comparable in quality to instruments rated in the top three ratings.”  The Registrant respectfully submits that the context of this disclosure provides sufficient parameters as to what is liquid and the criteria used to determine it.

22.

COMMENT: Does the Absolute Return Fund invest in Non-U.S dollar denominated securities as a principal strategy? If yes, please revise the disclosure accordingly.

RESPONSE: Yes.  The Registrant submits that the Absolute Return Fund’s 80% investment policy clearly notes that the Fund invests in non-U.S. denominated securities.

23.

 COMMENT:  The Absolute Return Fund’s prospectus discloses that it may invest “in a combination of U.S. dollar denominated securities and forward currency contracts” that expose the Absolute Return Fund to currencies in which the Absolute Return Fund seeks exposure. Please confirm that forward currency contracts are the only investment in derivative that constitutes a principal strategy. Please clarify that the Absolute Return Fund will purchase and sell forwards, why it will do so, and under what circumstance. In this regard, we refer you to the staff’s letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosure by Investment Companies (July 30, 2010).

RESPONSE: The Registrant notes that the Absolute Return Fund’s Principal Investment Strategies section in the prospectus states as follows:  “In addition, the Fund may enter into derivative currency transactions, including cross currency forwards, options on currencies, currency futures contracts, options on currency futures contracts, currency swaps, and cross currency swaps.” Please see the discussion of the investment strategy under this section as to under what circumstances and for what purposes the Adviser will invest in such instruments.

24.

COMMENT:  Please disclose the maximum amount of assets that may be invested in derivative contracts. For purposes of meeting the 80 percent policy, how will the forward contracts be valued? Will the Funds use notional value or the value of the contracts as reflected on its financial statements? Please include your analysis of this issue in your response letter.

RESPONSE: The Absolute Return Fund invests at least 80% of its net assets in money market instruments and high quality debt securities denominated in a currency to which the Fund seeks exposure or in a combination of U.S. dollar denominated securities and forward currency contracts that expose the Fund to

U.S. Securities and Exchange Commission
December 31, 2012

such currencies.  In addition, the Fund may enter into derivative currency transactions, including cross currency forwards, options on currencies, currency futures contracts, options on currency futures contracts, currency swaps, and cross currency swaps.  The Currency Enhanced Fund invests at least 80% of its net assets in U.S. equities, currencies and financial instruments that provide exposure to U.S. equities and currencies.  The financial instruments that provide exposure to U.S. equities and currencies include options, futures, options on futures and swaps.  In addition, the Currency Enhance Fund may engage in derivative currency transactions, including currency forwards and cross currency forwards, options on currencies, currency futures contracts, options on currency futures contracts, currency swaps and cross currency swaps.  Notwithstanding that the Funds may invest more than 80% in the above instruments, each Fund invests primarily in securities and, over time, expects to generate more gains from securities than derivates.

For the purposes of meeting the Funds’ 80% policy, the derivatives in which each Fund may invest will be valued each day at market value on the Funds’ books as is common industry practice.

25.

COMMENT:  The Absolute Return Fund invests in a combination of U.S. dollar denominated securities and forwards. Will the U.S. dollar denominated securities be used to collateralize the forward contracts? In what U.S. dollar denominated securities will the Absolute Return Fund invest? Debt or equity? If debt, of what credit quality? What entities issue the securities? Does the necessity to collateralize the forwards with U.S. dollar denominated securities affect or limit the ability of the Absolute Return Fund to achieve its investment objectives?

RESPONSE: In accordance with current disclosure in the Offering Documents, the Absolute Return Fund may collateralize forward contracts with U.S. dollar and non-U.S. dollar denominated securities. Cash, as well as any security held by the Absolute Return Fund may be used as collateral. For fixed income securities to be considered as collateral, they must meet the Absolute Return Fund’s criteria of credit quality and duration for inclusion in the Absolute Return Fund.

The Absolute Return Fund may use U.S. dollar denominated securities to collateralize its foreign currency contracts which does not limit the ability of the Absolute Return Fund to achieve its investment objectives.

26.

COMMENT:  Please disclose the each Fund’s policy with respect to the creditworthiness of counterparties. How much may the Fund invest with any one counterparty? Will the forward contracts be standardized or custom trades?

U.S. Securities and Exchange Commission
December 31, 2012

RESPONSE: The Registrant has included additional disclosure concerning counterparties to forward contracts in appropriate locations in accordance with the staff’s comment. The Registrant notes that forward currency contracts are generally custom trades; as such, the Funds’ forward currency contracts, to the extent they are employed, are also custom trades.

27.

COMMENT:  The prospectus states that the Absolute Return Fund “typically” maintains a weighted average portfolio maturity of less than eighteen months. Is that a policy for ordinary market conditions from which the Absolute Return Fund will deviate only for temporary defensive purposes? Please disclose the Absolute Return Fund’s duration under ordinary market conditions. Please disclose in the SAI how the Absolute Return Fund will calculate the maturity or duration of the portfolio that includes common stock.

RESPONSE: Based on its common definition, the term “typically” refers to what is likely or on average the case with respect to the Fund.  Therefore, the disclosure regarding the weighted average portfolio maturity does not imply that the Absolute Return Fund will only deviate from the weighted average portfolio maturity only for temporary defensive purposes.

The Registrant respectfully declines the staff’s comment to include the Absolute Return Fund’s duration at this time but will consider the staff’s comment at the annual update of the Funds’ registration.

The Registrant supplementally notes that the Fund disregards common stock positions for the purpose of weighted average portfolio maturity calculations and declines to include such disclosure in the SAI as it is not required disclosure.

28.

COMMENT:  The prospectus states that the Funds may assume a temporary defensive position. Please revise the Funds’ disclosure to state that the Funds may not achieve their respective investment objectives when employing a temporary defensive position.

RESPONSE: The Registrant has revised the disclosure consistent with the staff’s comment.

29.

COMMENT:  The Details Regarding Principal Investment Strategies section of the Absolute Return Fund’s prospectus states “[c]urrencies the [Absolute Return] Fund may have exposure to include, but are not limited to, the currencies of Australia, Canada, Eurozone, Japan, New Zealand, Norway, Singapore, Sweden, Switzerland, United Kingdom, and the United States.” May the currencies that are included in the “not limited to” category be a principal strategy? If yes, please revise the disclosure accordingly.

U.S. Securities and Exchange Commission
December 31, 2012

RESPONSE: The Registrant believes that inclusion of representative currencies in which the Absolute Return Fund may invest provides investors with insight as to the investment strategy of the Fund’s investments without foreclosing other currencies in which the Fund may invest.  Therefore, the Registrant respectfully declines to revise disclosure in response to the staff’s comment.

Principal Investment Risks:

Exchange Traded Funds and Investment Company Risks

30.

COMMENT:  The prospectus discloses that the risks of investing in other ETPs “typically reflect the risks of the types of instruments in which such ETPs invest.” Please summarize the risks of investing in ETPs. For example, exchange traded notes (“ETNs”) are unsecured notes and trade at a market price, and that the price of an ETN may trade at a premium or discount relative to the indicated value. Also disclose any duplicative costs that shareholders will indirectly bear when the Funds invests in other ETPs. Please revise the summary risks to include risks of investing in ETPs.

RESPONSE: The Registrant has revised the disclosure in accordance with the staff’s comment.

Geographic Concentration Risk

31.

COMMENT:  Please change the word “Concentration” to avoid potential confusion with Section 8 of the 1940 Act by using a synonym e.g. “focus.”

RESPONSE: The Registrant has revised disclosure in accordance with the staff’s comment.

Performance Information

32.

COMMENT:  Please include Mr. Merk’s length of services. See Item 5(b)

RESPONSE: The Registrant has revised disclosure in accordance with the staff’s comment.

SAI

33.

COMMENT: With respect to SAI sections that discuss the Funds’ strategies and risks, please confirm to the staff that within those sections, principal investment strategies and risks are distinguished from non-principal strategies and risks or revise the disclosure accordingly (e.g., insert headings to differentiate them). Also, confirm in your response letter

U.S. Securities and Exchange Commission
December 31, 2012

that all of the Funds’ non-principal investment strategies and risks are disclosed in the SAI in compliance with Item 16(b) of Form N-1A or revise the disclosure as appropriate. In addition, to the extent that any principal investment strategies and risks are disclosed in the SAI, confirm in your letter that those strategies and risks are summarized in the Prospectus or make appropriate revisions to the Prospectus. For example, if a Fund will engage in derivatives as a principal investment strategy, revise Item 4 disclosure accordingly.

RESPONSE:  The Registrant distinguishes between the Funds’ principal and non-principal strategies on page 5 of the Funds’ SAI.  The Registrant confirms that all principal strategies are summarized in the Prospectus and that all non-principal investment strategies are summarized in the SAI.

34.

COMMENT: In the U.S. and Foreign Government Securities paragraph under the Fixed-Income Securities section of the SAI, it is disclosed as follows: “For purposes of the Funds’ concentration policies, the Funds do not consider foreign government securities to be part of any industry.”. The staff has taken the position that each foreign government constitutes an industry. Please revise the disclosure and, if appropriate, the Funds’ concentration policy.

RESPONSE: The Registrant notes that it does treat securities issued by each foreign government or sovereign as a separate industry.  In response to the staff’s comment, the Registrant has revised the SAI disclosure to clarify this.

35.

COMMENT:  Please clarify the disclosure concerning “separated” or “divided” U.S. Government Securities. For example, will the Funds invest in stripped securities, IOs and POs?

RESPONSE: The Registrant has included clarifying disclosure in accordance with the staff’s comment.

36.

COMMENT:  In the Junk Bonds paragraph under the Fixed-Income Securities section of the SAI, it is disclosed that the Funds may invest in lower rated debt securities. Please disclose the maximum percentage of Fund assets that may be invested in junk bonds.

RESPONSE: The Registrant notes that the section on “Investment Policies and Risks: A. Securities Ratings Information” includes disclosure that the Funds may invest up to 5% of its total assets in non-investment grade debt securities. In response to the staff’s comment, the Registrant also has included similar disclosure under “Investment Polices and Risks: C. Fixed-Income Securities – Junk Bonds.”

37.

COMMENT: Several fundamental policies make reference to “applicable law.” Please explain after the enumerated policies what is permitted by applicable law and the Funds’

U.S. Securities and Exchange Commission
December 31, 2012

policies with respect to each. Please delete “and any applicable exemptive relief” where such exemptive relief has not been received. With respect to the Absolute Return Fund’s policy on concentration please add a footnote stating the staff’s position on concentration i.e. 25% or more is considered concentrated.

RESPONSE: The Registrant has included additional disclosure in accordance with the staff’s comment.

38.

COMMENT: Please disclose how the Funds classify industries for purposes of concentration.

RESPONSE: The Registrant has included additional disclosure in accordance with the staff’s comment.

39.

COMMENT:  In the Conflicts of Interest paragraph under the Investment Adviser section, the disclosure states that the “Adviser has adopted certain compliance procedures, which are designed to address these types of conflicts” described in this section. Please clarify these procedures accordingly.

RESPONSE: The Registrant has included additional disclosure in accordance with the staff’s comment.

40.

COMMENT:  In the Leverage Transactions section of the SAI, please delete “Saturdays” in the parenthetical (excluding Saturdays, Sundays and holidays) consistent with Section 18(f)(1) of the 1940 Act.

RESPONSE: The Registrant has revised the disclosure in accordance with the staff’s comment.

41.

COMMENT:  In the Illiquid Securities section, please discuss the steps the Adviser will take to reduce its holdings if the Funds have more than 15% of its assets in illiquid securities.

RESPONSE:  The Registrant respectfully declines the staff’s comment because the disclosure provided satisfies the requirements of Item 16 of Form N-1A.

42.

COMMENT:  The Funds disclosure states that “Under unusual circumstances, a Fund may accept orders when the NYSE is closed if deemed appropriate by the Trust's officers.” Please enhance the disclosure with respect to the “unusual circumstances” when the Funds may accept orders when the NYSE is closed.

RESPONSE:  The Registrant notes that many mutual funds, including other series of the Registrant, began to include such disclosure in their prospectuses following

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December 31, 2012

the tragic events of September 11, 2001.  No series of the Registrant has had to rely on this disclosure yet.  The Registrant, nonetheless, plans to include this disclosure to provide a basis for Fund transactions in the case of extraordinary circumstances.  The Registrant asserts that the disclosure on its face does not present a compliance issue under Rule 22c-1 as Rule 22c-1(b) provides that the Funds will compute their net asset value per share at the specific time or times during the day determined by the Registrant’s board with the exception of, among other things, those days listed in the prospectus.

* * * * *

If you should have any questions regarding the enclosed information, please contact me directly at (207) 347-2075.

Kind regards,

/s/David Faherty

David Faherty

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